UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-16831

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

(Full title of the plan)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED

Canon’s Court

22 Victoria Street

Hamilton HM 12, Bermuda

Ingersoll-Rand Company Employee Savings Plan

Index

December 31, 2008 and 2007

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of the

Ingersoll-Rand Company Employee Savings Plan

Piscataway, New Jersey

We have audited the accompanying financial statements of the Ingersoll-Rand Company Employee Savings Plan (the Plan) as of and for the years ended December 31, 2008 and 2007 as listed in the foregoing Index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina

June 22, 2009

Ingersoll-Rand Company Employee Savings Plan

Statements of Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Plan’s interest in Savings Plan Master Trust (Note 3)	$742,111,512	$1,132,732,198
Assets of merged plans, at fair value (Note 4)	20,157	29,624
Participant loans receivable	19,372,594	19,196,324

Total investments	$761,504,263	$1,151,958,146

Contributions receivable
Employer	$1,494,082	$1,229,676

Net assets available for benefits, at fair value	$762,998,345	$1,153,187,822

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company Employee Savings Plan

Statements of Changes in Assets Available for Benefits

For the years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Contributions
Participants	$56,024,995	$63,309,076
Employer	40,163,855	45,275,770
Employee rollover	4,105,863	9,632,010

	100,294,713	118,216,856

Plan’s interest in investment income (loss) of the Savings Plan Master Trust (Note 3)	(427,136,282)	118,612,877

Total	(326,841,569)	236,829,733

Deductions from net assets attributed to:
Participant withdrawals and distributions	134,280,128	192,602,604
Administrative expenses	207,140	208,763

Total deductions	134,487,268	192,811,367

Net increase (decrease) prior to transfers	(461,328,837)	44,018,366
Transfers from other plans (Note 1)	99,099,933	—
Transfers to other plans (Note 1)	(27,960,573)	(153,067,322)

Net decrease	(390,189,477)	(109,048,956)
Net assets available for benefits
Beginning of year	1,153,187,822	1,262,236,778

End of year	$762,998,345	$1,153,187,822

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following brief description of the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

History

Ingersoll-Rand Company (the “Company”) established the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) effective January 1, 2003 as part of the implementation of the Retirement Income Program approved by the Board of Directors of the Ingersoll-Rand Company. The Plan was established in order to facilitate systematic savings by eligible employees and to provide those employees with an opportunity to fund their retirement and other specified needs.

The Plan was adopted effective January 1, 2003, reflecting a spin-off of certain account balances and the merger of all or a portion of the account balances of the following plans into the Plan:

–	Ingersoll-Rand Company Savings and Stock Investment Plan (the “SSIP”), except with respect to the account balances of employees whose employment with the Company terminated as a result of the sale of the Engineered Business Solutions.

–	Ingersoll-Rand/Thermo King Savings and Stock Investment Plan, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

–	Kryptonite Corporation Profit Sharing Plan.

–	National Refrigeration Services, Inc. 401(k) Retirement Savings Plan.

–	Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

–	Hussmann International, Inc. Retirement Savings Plan for Salaried Employees.

–	Taylor Industries, Inc. 401(k) Profit Sharing Plan.

–	WHS Refrigeration Systems, Inc. 401(k) Savings Plan.

Effective December 31, 2003, the account balances of participants in the SSIP, the Electronic Technology Corporation 401(k) Plan (the “ETC Plan”) and the Integrated Access Systems, Inc. Employee Salary Reduction Plan (the “Integrated Access Plan”) were merged into the Plan.

Effective May 31, 2005, the account balances of participants in the Ingersoll-Dresser Pump Company Hourly Pension Plan (the “IDP Plan”), the Falcon Lock 401(k) Plan (the “Falcon Lock Plan”) and the Nelson Refrigeration Profit Sharing Plan (the “Nelson Plan”) were merged into the Plan. Effective September 30, 2005, the Security One Systems, Inc. 401K Savings Plan (the “SOS Plan”) was merged into the Plan.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

On February 27, 2007, the Company agreed to sell its Road Development business unit to AB Volvo. The U.S. portion of the sale was completed on April 30, 2007. The assets of the “Transferred Employees” and “Former Employees,” as defined in the asset and stock purchase agreement between Ingersoll Rand Company, Limited and AB Volvo (Public), dated February 27, 2007 were transferred to an AB Volvo defined contribution plan intended to be qualified under IRC Section 401(a) during 2008.

On July 29, 2007, the Company agreed to sell its Bobcat, Utility Equipment and Attachment businesses (collectively, Compact Equipment) to Doosan Infracore. The sale was completed on November 30, 2007. The assets and liabilities of “Transferred Employees” and “Former Employees,” as defined in the asset and stock purchase agreement among Ingersoll Rand Company, Limited, Doosan Infracore Co. Limited and Doosan Engine Co. LTD, dated as of July 20, 2007 were transferred to a Doosan defined contribution plan intended to be qualified under IRC Section 401(a) during 2007.

On March 31, 2008, all assets of the Ingersoll-Rand Matching Contributions Plan were merged into the Plan.

General

The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Fidelity Investments (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.

The Ingersoll Rand Company Benefits Administration Committee (the “Committee”) administers the Plan on behalf of the Company. The Ingersoll Rand Company Benefits Design Committee designs and approves changes to the Plan. The Ingersoll Rand Company Benefits Investment Committee selects and approves the Plan’s investment options. Participants direct investments among the primary investment options. The Plan is intended and operated to satisfy the requirements of ERISA Section 404(c).

Assets of Merged Plans

Certain Plan investments relate to assets received as a result of the merger of the Nelson Plan into the Plan effective May 31, 2005. These assets were owned by the Plan but were not part of the Savings Plan Master Trust as of December 31, 2008 and 2007. The Company has no intentions to transfer these assets to the Savings Plan Master Trust at this time.

Contributions

For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in a default investment defined by the Plan. Effective August 1, 2007, target retirement date funds became the default investment. Prior to August 1, 2007, the contribution was invested in the Money Market Portfolio. The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan. Payroll deductions, consequently, do not begin until such period has expired. Each year, participants may contribute up to 50% (in whole percentages) of their compensation, as defined in the Plan and subject to limits under the U.S. Internal Revenue Code of 1986, as amended (“IRC”). Participants may use before or after-tax dollars for part or all of their elective contributions. Participants also may rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other participating defined contribution plans intended to qualify under IRC Section 401(a). Within the Savings Plan Master Trust, the Plan offers an interest bearing cash option, self-directed brokerage accounts, various mutual funds, and an Ingersoll-Rand Company Limited Stock Fund.

The Company contributes to the Plan via a matching contribution. The Plan requires Company matching contributions of 100% of participants’ contributions up to 6% of salary. The Company’s matching contribution is contributed in half cash and half stock. The cash half is immediately invested in the same manner as the participant contributions and the stock half, contributed in Ingersoll-Rand Company Limited Class A common shares, is immediately eligible to be invested in any investment option under the Plan. The Plan also has a discretionary profit sharing contribution available for certain participants working for an affiliate of the Company. This profit sharing contribution, if any, is determined annually by the sector leadership of the affiliate. At December 31, 2008 and 2007, employer contribution receivable included $619,189 and $508,550 respectively, related to this profit sharing contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and (c) charged with applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching and profit sharing contribution portion of participants’ accounts is also immediately vested.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 0.1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit. In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Valuation of Investments

With the exception of assets of merged plans described earlier, Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan.

Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements of the investments.

Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Savings Plan Master Trust reports investments in the Mutual Funds, the Ingersoll-Rand Company Limited Stock Fund, and the investments comprising the assets of merged plans category at current value based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates. Investments in the Self-Directed Brokerage Accounts are at current value based on published market quotations of the individual investments comprising the brokerage accounts.

The Participant Loan Fund represents the net outstanding receivable balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Security Transactions and Investment Income

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Accounting Policies on Transfers

Assets acquired through plan merger are recorded at the fair market value on the effective date of the plan merger.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Contributions

Participant and Company matching contributions are contributed to the Plan on a weekly, bi-weekly or monthly basis, as outlined in the Plan document. Profit sharing contributions are contributed to the Plan annually. Participant contributions for each investment option or portfolio are based on the participants’ elections.

Expenses of the Plan

Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

Benefit Payments

Distributions to terminated employees are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2008 and 2007.

Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV’) of shares held by the Plan at year end.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Self-directed brokerage accounts: Valued at the net asset value (‘NAV’) of the funds in which it participates at year-end.

Money market portfolio: Valued at the net asset value (‘NAV’) of the funds in which it participates at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further disclosures of the fair value of the assets held within the Master Trust.

3.	Investment in Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity Management Trust Company (Trustee). Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. The Trustee maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2008 and 2007, the Plan had a 95.5% and 87.7% participation, respectively, in the Savings Plan Master Trust.

The following investments in the Savings Plan Master Trust and the net appreciation in fair value of investments, interest, and dividend income and other receipts in the Savings Plan Master Trust are certified by the Trustee to be complete and accurate. The Trustee has also certified the Plan’s proportionate share of such items to be complete and accurate. The Savings Plan Master Trust financial statements are prepared on the modified cash basis of accounting while the Plan’s financial statements are prepared on the accrual basis of accounting.

	2008	2007
Investments, at fair value
Interest bearing cash	$48,031,214	$241,495,856
Mutual funds	600,120,574	735,875,741
Self-directed brokerage accounts	11,410,893	11,980,148
Ingersoll-Rand Company limited stock fund	115,396,306	301,752,204
Participant loans receivable	22,060,995	22,075,782

Net assets available for benefits	$797,019,982	$1,313,179,731

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2008	2007
Investment income:
Net appreciation (depreciation) in fair value of investments
Interest bearing cash	$2,418,900	$15,615,066
Mutual funds	(299,958,391)	14,848,978
Ingersoll-Rand Company Limited stock fund	(170,734,634)	60,399,160

	(468,274,125)	90,863,204
Interest and dividend income	21,944,083	64,942,446

Total investment income (loss)	$(446,330,042)	$155,805,650

The following summarizes the classification of investments by classification and method of valuation in accordance with the requirements of SFAS 157:

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$48,031,214	$—	$—	$48,031,214
Mutual funds	290,399,542	309,721,032	—	600,120,574
Self-directed brokerage accounts	11,410,893	—	—	11,410,893
Ingersoll-Rand Company limited stock fund	115,396,306	—	—	115,396,306
Participant loans receivable	—	—	22,060,995	22,060,995

Total assets at fair value	$465,237,955	$309,721,032	$22,060,995	$797,019,982

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth a summary of changes in the fair value of the Trust’s level 3 assets for the year ended December 31, 2008:

Level 3 assets

Year Ended December 31, 2008

Participant loan receivable
Balance, beginning of year	$22,075,782
Realized gain/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	(14,787)

Balance, end of year	$22,060,995

4.	Assets of Merged Plans

Investments in the assets of merged plans category are comprised of the investments of the Nelson Plan which were merged into the Plan effective May 31, 2005. The investments of this merged plan are comprised of $20,157 and $29,624 of variable annuity accounts at December 31, 2008 and 2007. These assets are classified and valued as Level 2 assets in accordance with the requirements of SFAS 157.

5.	Tax Status

The U.S. Internal Revenue Service has determined and informed the Company by a letter dated April 29, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended since receiving the determination letter. Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.

6.	Party-In-Interest

Certain Plan investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Investments, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund. These transactions qualify as permitted party-in-interest transactions.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in their employer contributions.

8.	Risks and Uncertainties

Investments are subject to risk conditions of the individual investment’s objectives, stock market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Ingersoll-Rand Company Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at Year End)

December 31, 2008

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	078

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust 95.5% participation	**	$742,111,512

	Mass Mutual Variable Annuity Contracts	Variable annuity contracts	**	20,157

	Participant Loans	Due 01/01/2009 - 03/13/2015; 5% – 10.5%	$—	19,372,594

TOTAL INVESTMENTS HELD BY THE PLAN				$761,504,263

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Dated: June 22, 2009	By:	/s/ Sheila Savageau
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry, Bekaert & Holland, L.L.P.